[COOLEY GODWARD KRONISH LLP LETTERHEAD]

November 30, 2006	Glen Y. Sato
T: (650) 843-5502 gsato@cooley.com

VIA EDGAR

Jeffrey Riedler
Zafar Hasan
Mary Mast
Amy Bruckner
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Affymax, Inc.
File No. 333-136215
Form S-1 Filed July 28, 2006

Ladies and Gentlemen:

On behalf of Affymax, Inc. (the "Company"), we are transmitting for filing one copy of Amendment No. 3 (the "Amendment") to the Registration Statement on Form S-1, File No. 333-136125 (the "Registration Statement"), marked to show changes to Amendment No. 2 to the Registration Statement filed with the Securities and Exchange Commission (the "Commission") on October 2, 2006.

The Amendment is being filed in response to comments received from the staff of the Commission (the "Staff"), by letter dated October 16, 2006 with respect to the Registration Statement (the "Comments"). The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff's convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers in the Amendment.

General.

1.
We note that in your risk factor titled "We have initiated binding arbitration…," you have added disclosure relating to J&J's patent application and state that a patent could be issued this year. Does this revised disclosure reflect new facts which suggest that the patent might be issued? If so, please describe any such facts.

  No additional facts have come to the attention of the Company. The additional disclosure has been revised to address the potential timing of issuances of a patent with respect to this patent application to provide investors additional information that may be relevant in addressing this risk.

Management's Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates Revenue Recognition, page 36.

2.
We acknowledge your response to comment 2. We note that you recognize revenue related to third-party development expense reimbursement pursuant to your arrangement with Takeda as you incur the related expenses. We also note that you recognize revenue related to the manufacture and supply arrangement for Hematide API on a cost basis upon delivery and defer the profit margin indefinitely. Tell us how your accounting treatment for both of these transactions correlates to EITF No. 00-21 and your conclusion that all of the elements involved in the Takeda arrangement represent a single unit of accounting.

The Company has responded to this Comment by separate letter dated November 30, 2006 which the Company filed on EDGAR.

Stock-Based Compensation, page 38.

3.
We acknowledge your response to comment 9 of our letter dated August 31, 2006. Please furnish your letter dated September 15, 2006 regarding stock compensation via EDGAR. Please also revise your filing to disclose and/or provide us with the information that follows.

•
Please tell us and disclose which methodology (i.e. income, market, etc.) management used to retrospectively value the equity instruments issued during the 12 months prior to the most recent balance sheet date, June 30, 2006. Please also disclose the assumptions used in conjunction with that methodology.

•
Please disclose the significant factors underlying the difference between the fair value of your employee share options as of each grant date and your estimated IPO price. That is, disclose how the achievement of each internal milestone discussed on page 5 of the October 2, 2006 letter impacted your fair value assessment at each different point in time. Tell us why you believe that the milestone achievements outlined on page 5 of the October 2, 2006 letter were not considered "true measures" of the company's fair value, given that you disclose on page 38 that management relied on those milestones in determining the fair value of all compensatory equity instruments leading up to the third-party valuation date of February 10, 2006.

•
It appears you have simply relied on the initial underwriter estimate of fair value for all periods subsequent to February 10, 2006. The underwriter's preliminary estimate of the ultimate IPO price does not appear to be an appropriate valuation methodology for your pre-IPO equity transactions. In addition, it is not appropriate to revise your valuations based on a change in the IPO price since the fair value on a given date should not change based on subsequent events.

•
Please tell us why a linear, look-back approach, as discussed in your letter dated October 2, 2006, is appropriate given that you achieved significant internally specified milestones during the period, such as your entry into the agreements with Takeda. The linear approach does not appear to be an appropriate valuation methodology.

The Company respectfully advises the Staff that it has previously responded to Comment No. 3 by letters dated October 23rd, October 28th, November 3rd and November 8th, 2006, which were filed on EDGAR on November 20, 2006.

In response to the Comments, the Registration Statement has been revised on pages 40 and 41.

Notes to Consolidated Financial Statements
Note 8. Stock-Based Compensation, Page F-33.

4.
We acknowledge your response to comment 11 and reissue our comment, as you have not yet disclosed your estimated IPO price. Please revise/update the vested/unvested intrinsic value option information included on page 39 of your MD&A based on your estimated IPO price through the date of the most recent balance sheet presented.

In response to the Comment, we have disclosed the estimated IPO price and the Registration Statement has been revised on page 41 (formerly page 39).

5.
We acknowledge your response to comment 12 and will continue to reissue our comment until you have disclosed an estimated offering price. Therefore, please disclose in your financial statements, at a minimum, the following information for equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in the filing: the number of options or shares granted at each applicable date; the related exercise price; the underlying fair value of the common stock; and the intrinsic value, if any. Additionally, please provide all of the above information to us, supplementally, for equity instruments that you issue subsequent to the date of the latest balance sheet that you include in your filing through the date of your latest response.

In response to the Comment, we have disclosed the estimated IPO price and the Registration Statement has been revised on pages 40-41.

Equity instruments issued subsequent to the June 30, 2006 balance sheet are as follows: 218,145 stock options granted on July 28, 2006, 62,452 stock options granted on September 27, 2006 and 9,500 stock options granted on October 25, 2006.

Please do not hesitate to call me if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Glen Y. Sato

cc: Paul B. Cleveland, Affymax, Inc.
Laura A. Berezin, Cooley Godward Kronish LLP
Glen Y. Sato, Cooley Godward Kronish LLP
Greg N. Vlahos, PricewaterhouseCoopers
Bruce K. Dallas, Davis Polk & Wardwell
Tania Devilliers, PricewaterhouseCoopers